Exhibit 99.1

INLIF LIMITED Commences Phase II Construction of Its Robotics Digital Intelligent Manufacturing Base, Expanding Capacity and Output

Quanzhou, China, November 5, 2025 -- INLIF LIMITED (Nasdaq: INLF) (the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced the official commencement of Phase II construction of its digital intelligent manufacturing base project (the “Project”) in Nan’an city, Fujian Province.

The groundbreaking ceremony was attended by Mr. Wang Lianzan, Mayor of Nan’an City, underscoring the significance of this strategic infrastructure project and the strong support from local government authorities.

According to the Project’s construction plan, the Project will include a 5G-enabled smart manufacturing facility covering approximately 14,134 square meters of new production space. The Company will also introduce two automated robotic assembly lines and a three-dimensional intelligent warehousing system. Upon completion and commissioning, the facility is expected to achieve an annual production capacity of up to around 10,000 robotic arms.

The Company’s persistent commitment to technological innovation and quality has been widely recognized by the market and relevant industry authorities. In 2019 and 2022, INLIF was consecutively awarded the National High-Tech Enterprise Certificate, a prestigious state-level recognition for technology- and innovation-driven enterprises in China. This designation qualifies the Company for a reduced 15% corporate income tax rate and other financial incentives, affirming national recognition of INLIF’s ongoing contributions to advancing intelligent manufacturing across China.

Mr. Rongjun Xu, Chief Executive Officer of INLIF, commented: “As China continues to introduce industrial upgrading policies and incentives under the national supply-side reform strategy, market demand for smart manufacturing is surging domestically. Meanwhile, with global supply chain realignments, overseas markets are also seeing rising demand for automation equipment. In this favorable macroeconomic environment, we have gained both the confidence and resources to further strengthen our production capacity and infrastructure.

“With the continued expansion of global demand for industrial automation, we plan to further penetrate international markets while consolidating our leadership in China. We expect this Project to serve as a powerful growth engine for INLIF, further supporting our brand value and financial performance.

“Looking ahead, we remain committed to driving the digital transformation and upgrading of smart manufacturing through cutting-edge technologies, including 5G integration and intelligent automation.”

About INLIF LIMITED

Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED

Investor Relations Department

Email: ir@yiwate88.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com